                                                  FILED PURSUANT TO RULE 424B(3)
                                                              FILE NO. 333-66498

                                                         [LOGO] Neuberger Berman
PROSPECTUS

                                 $175,000,000

                             NEUBERGER BERMAN INC.

                    LIQUID YIELD OPTION(TM) NOTES DUE 2021
                             (ZERO COUPON-SENIOR)
                                      AND
                          COMMON STOCK ISSUABLE UPON
                    CONVERSION AND/OR PURCHASE OF THE LYONS

                               ----------------

                                 THE OFFERING
      We issued the LYONs in a private placement on May 4, 2001 at an issue price of $860.95 per LYON. Selling securityholders will use this prospectus to resell their LYONs and the common stock issuable upon conversion, and/or purchase by us, of their LYONs. We will not receive any of the proceeds from the sale of the LYONs or shares of common stock by any of the selling securityholders. We will not pay interest on the LYONs prior to maturity. Instead, on May 4, 2021, the maturity date of the LYONs, a holder will receive $1,000 per LYON then outstanding. The issue price of each LYON represents a yield to maturity of .75% per year, calculated from May 4, 2001. The LYONs rank equal in right of payment to all existing and future unsecured and unsubordinated indebtedness of Neuberger Berman and are effectively subordinated to all existing and future liabilities of Neuberger Berman's subsidiaries.

                          CONVERTIBILITY OF THE LYONS
      Holders may convert their LYONs into 13.8879 shares of our common stock per LYON only if:

       . during any calendar quarter commencing after June 30, 2001, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than a specified percentage, initially 120% and declining 0.12658% each quarter thereafter, of the accreted conversion price per share of our common stock on the last trading day of the preceding calendar quarter;

       . the assigned credit rating by Standard & Poor's of the LYONs is below investment grade;

       .  the LYONs are called for redemption; or

       .  certain specified corporate transactions have occurred.

      In this prospectus, the conversion rate has been adjusted to reflect a three-for-two stock split paid in shares of our common stock on August 16, 2001 to stockholders of record on August 1, 2001. The conversion rate is subject to further adjustment in specified circumstances. Our common stock is listed on the New York Stock Exchange under the symbol "NEU." The last reported sale price on the NYSE for our common stock was $44.91 per share on August 16, 2001, as adjusted to give effect to the three-for-two stock split.

                             PURCHASE OF THE LYONS
      Holders may require us to purchase all or a portion of their LYONs on May 4, 2002, at a price of $867.42 per LYON, on May 4, 2004, at a price of $880.50 per LYON, on May 4, 2006, at a price of $893.79 per LYON, on May 4, 2011, at a price of $927.87 per LYON, or on May 4, 2016, at a price of $963.26 per LYON. We may choose to pay the purchase price of such LYONs in cash or common stock or a combination of cash and common stock. In addition, if a change in control of Neuberger Berman Inc. occurs on or before May 4, 2006, each holder may require us to purchase for cash all or a portion of such holder's LYONs at a price equal to the sum of the issue price and accrued original issue discount of such LYONs on the redemption date.

                            REDEMPTION OF THE LYONS
      We may redeem for cash all or a portion of the LYONs at any time on or after May 4, 2006, at a price equal to the sum of the issue price and accrued original issue discount of such LYONs on the redemption date.

      The LYONs issued in the initial private placement are eligible for trading in the PORTAL system. LYONs sold using this prospectus, however, will no longer be eligible for trading in the PORTAL system. We do not intend to list the LYONs on any other national securities exchange or automated quotation system.

                               ----------------

      INVESTING IN THE LYONS INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 9 OF THIS PROSPECTUS.

                               ----------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is August 20, 2001.

(TM) Trademark of Merrill Lynch & Co., Inc.

                               TABLE OF CONTENTS

 Available Information.....................................................   1
 Forward Looking Statements................................................   3
 Summary...................................................................   4
 Risk Factors..............................................................   9
 Use of Proceeds...........................................................  16
 Ratio of Earnings to Fixed Charges........................................  16
 Price Range of Common Stock and Dividends.................................  17
 Description of LYONs......................................................  18
 Description of Capital Stock..............................................  34
 Certain United States Federal Income Tax Consequences.....................  39
 Selling Securityholders...................................................  44
 Plan of Distribution......................................................  45
 Legal Matters.............................................................  47
 Experts...................................................................  47

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any documents incorporated by reference is accurate only as of the date on the front cover of the applicable document or as specifically indicated in the document. Our business, financial condition, results of operations and prospects may have changed since that date.

                             AVAILABLE INFORMATION

      Neuberger Berman files annual, quarterly and current reports, proxy statements and other information with the Securities Exchange Commission. You may read and copy any documents filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC's Internet site at http://www.sec.gov and through the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our common stock is listed.

      We have filed a registration statement on Form S-3 with the SEC relating to the LYONs and shares of common stock covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of Neuberger Berman, please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., as well as through the SEC's Internet site.

      We are "incorporating by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the shares of common stock offered through this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

      Neuberger Berman incorporates by reference into this prospectus the following documents or information filed by Neuberger Berman with the SEC (File No. 001-15361):

       .  Annual Report on Form 10-K for the fiscal year ended December 31,
          2000;

       .  Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

       .  Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

       . Current Report on Form 8-K, dated January 26, 2001 (other than with respect to the information reported under Item 9 of that report);

       .  Current Report on Form 8-K, dated February 2, 2001;

       .  Current Report on Form 8-K, dated March 7, 2001;

       .  Current Report on Form 8-K, dated April 5, 2001;

       .  Current Report on Form 8-K, dated April 24, 2001;

       . Current Report on Form 8-K, dated May 2, 2001 (other than with respect to the information reported under Item 9 of that report);

       . Current Report on Form 8-K, dated June 6, 2001 (other than with respect to the information reported under Item 9 of that report);

       . Current Report on Form 8-K, dated June 29, 2001 (other than with respect to the information reported under Item 9 of that report);

       . Current Report on Form 8-K, dated July 27, 2001 (other than with respect to the information reported under Item 9 of that report);

       . The description of common stock contained in the Registration Statement on Form 8-A, dated October 4, 1999, of Neuberger Berman, filed with the SEC under Section 12(b) of the Securities Exchange Act of 1934; and

       . All documents filed by Neuberger Berman under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the time of filing of the initial registration statement and before effectiveness of the registration statement, and after the date of this prospectus and before the termination of this offering.

      We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from our Director of Investor Relations, 605 Third Avenue, New York, New York 10158-3698, telephone (212) 476-9000.

                          FORWARD LOOKING STATEMENTS

      Our disclosure and analysis in this prospectus and in documents that are incorporated by reference contain some forward looking statements. Forward looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance of our products, expenses, the outcome of any legal proceedings, and financial results. Although we believe that our expectations and beliefs are based on reasonable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that our actual results will not differ materially from our expectations or beliefs. Some of the factors that could cause our actual results to differ from our expectations or beliefs include, without limitation, the adverse effect from a decline in the securities markets or if our products' performance declines, a general downturn in the economy, changes in government policy or regulation, our inability to attract or retain key employees and unforeseen costs and other effects related to legal proceedings or investigations or governmental and self-regulatory organizations. These statements are provided as permitted by the Private Securities Litigation Reform Act of 1995.

                                    SUMMARY

      This following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. See "Forward-Looking Statements" for information relating to statements contained in this prospectus that are not historical facts.

      In this prospectus, all share information and per share data as well as the conversion rate, the accreted conversion price and the conversion trigger price of the LYONs give effect to a three-for-two stock split paid in shares of our common stock on August 16, 2001 to stockholders of record on August 1, 2001.

      When we use the terms "Neuberger Berman," the "firm," "we," "us" and "our," we mean, for the period prior to our October 1999 initial public offering, Neuberger Berman, LLC, a Delaware limited liability company, and its consolidated subsidiaries, and Neuberger Berman Management Inc., a New York corporation, and their predecessors. When we use these terms for the period after our initial public offering, we mean Neuberger Berman Inc., a Delaware corporation, and its consolidated subsidiaries, except in "Summary--The Offering" and "Description of LYONs," where such terms refer only to Neuberger Berman Inc., or unless otherwise specified.

      When we use the term "Trust Companies," we mean: Neuberger Berman National Trust Company, which holds a national bank charter; Neuberger Berman Trust Company, a non-depository trust company chartered under the New York Banking Law; Neuberger Berman Trust Company of Delaware, a non-depository limited purpose trust company chartered under the Delaware Banking Code; and Neuberger Berman Trust Company of Florida, a Florida corporation authorized to engage in trust business chartered under the Florida Banking Law.

                                 OUR BUSINESS

      Neuberger Berman, with its subsidiaries, is an investment advisory firm with $58.2 billion in assets under management as of June 30, 2001. For more than 60 years, the firm and its predecessor companies have provided clients with a wide array of investment products, services and strategies. We conduct our business through our subsidiaries, including Neuberger Berman, LLC and Neuberger Berman Management Inc., both of which are registered investment advisers and broker-dealers. Neuberger Berman, LLC is also a member of the New York Stock Exchange, Inc. As of July 31, 2001, we conducted our business from 18 offices in 16 cities.

      We were founded in 1939 to be a premier provider of investment products and services to high net worth individuals. We have built upon the qualities that have made us successful in the high net worth market to establish a strong presence in the mutual fund and institutional marketplaces, and to provide estate planning and trust services through our Trust Companies. Our clients include individuals, institutions, corporations, pension funds, foundations and endowments.

      We believe that one of our chief competitive advantages is our dedication to asset management, and in particular, asset management for high net worth individuals. To build on this competitive advantage, we are actively pursuing new hires and acquisitions, including the addition of money management teams with existing client relationships, as well as expanding our national sales force.

      In October 1999, we completed an initial public offering of our common stock. As of July 27, 2001, our former principals and their affiliates and our employees held approximately 76% of our outstanding common stock.

                              RECENT DEVELOPMENTS

      On July 5, 2001, former principals of Neuberger Berman and certain employees of Neuberger Berman who hold their shares through the Neuberger Berman Employee Defined Contribution Stock Incentive Plan Trust completed the sale of 5,906,949 shares of common stock in an underwritten secondary offering for $45.33 per share (less the underwriting discount and expenses from the offering). We did not receive any of the proceeds from the secondary offering.

      On July 6, 2001, we purchased an aggregate of 2,400,900 shares of common stock from a limited number of former principals who did not participate in the secondary offering for a purchase price per share equal to the net proceeds per share received by the selling stockholders in the secondary offering.

      On July 24, 2001, we announced that our Board of Directors declared a three-for-two stock split payable in shares of our common stock to stockholders of record on August 1, 2001. The common stock dividend was paid on August 16, 2001. In addition, our Board of Directors also approved an increase in the quarterly cash dividend to $0.075 per share on a split-adjusted basis. The cash dividend was paid on August 16, 2001 to stockholders of record on August 1, 2001.

                               OUR HEADQUARTERS

      Our headquarters are located at 605 Third Avenue, New York, New York 10158, telephone (212) 476-9000. Our website address is www.nb.com. We do not intend that the information on our website be incorporated in this prospectus.

                                 THE OFFERING


LYONs..................... Selling securityholders may sell up to $175,000,000 aggregate principal amount at maturity of LYONs due
                           May 4, 2021. We will not pay any interest on the
                           LYONs prior to maturity. Each LYON was issued at a
                           price of $860.95 per LYON and a principal amount at
                           maturity of $1,000.

Maturity of the LYONs..... May 4, 2021.

Yield to Maturity of LYONs 0.75% per year, computed on the original issue price on a semiannual bond equivalent basis and calculated from May 4, 2001.

Original Issue Discount... We issued our LYONs at a price significantly below the principal amount at maturity of the LYONs. This
                           original issue discount accrues daily at a rate of 0.75%
                           per year beginning on the date of issuance of the
                           LYONs, calculated on a semiannual bond equivalent
                           basis at the yield to maturity of the LYONs, using a
                           360-day year comprised of twelve 30-day months.

                           You should be aware that, although we will not pay interest on the LYONs, U.S. holders must include original issue discount, as it accrues, in their gross income for United States federal income tax purposes.
                           See "Certain United States Federal Income Tax
                           Consequences."


   Conversion Rights For each LYON surrendered for conversion, if the conditions for conversion are satisfied, a holder will receive 13.8879 shares of our common stock. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount. In this prospectus, the conversion rate has been adjusted to give effect to a three-for-two stock split paid in shares of our common stock on August
                     16, 2001 to stockholders of record on August 1, 2001.
                     Upon conversion, a holder will not receive any cash payment representing accrued original issue discount.
                     Instead, accrued original issue discount will be deemed paid by the shares of common stock received by the holder on conversion.

                     Holders may surrender LYONs for conversion into our shares of common stock in any calendar quarter commencing after June 30, 2001, if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than a specified percentage, beginning at 120% and declining 0.12658% per quarter thereafter until it reaches 110.00018% for the quarter beginning
                     April 1, 2021, of the accreted conversion price per share of common stock on the last trading day of such preceding calendar quarter. The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original discount to that day, divided by 13.8879, subject to any adjustments to the conversion rate through that day.

                     Holders may also surrender a LYON for conversion during any period in which the credit rating assigned to the LYONs by Standard & Poor's is below investment grade (BB+ or lower).

                     LYONs or portions of LYONs in integral multiples of $1,000 principal amount at maturity called for redemption may be surrendered for conversion until the close of business on the second business day prior to the redemption date. In addition, if we make a significant distribution to our stockholders or if we are a party to certain consolidations, mergers or binding share exchanges, LYONs may be surrendered for conversion, as provided in "Description of LYONs--Conversion Rights." The ability to surrender LYONs for conversion will expire at the close of business on May 4, 2021.


Ranking......................................... The LYONs rank equal in right of payment to all existing and future unsecured and unsubordinated
                                                 indebtedness of Neuberger Berman and are
                                                 effectively subordinated to all existing and future
                                                 liabilities of Neuberger Berman's subsidiaries. At
                                                 June 30, 2001, our subsidiaries had aggregate
                                                 indebtedness (subordinated liability and short-term
                                                 bank loans) of $37 million.

Sinking Fund.................................... None.

Redemption of LYONs at the Option of Neuberger
  Berman........................................
                                                 We may redeem for cash all or a portion of the
                                                 LYONs at any time on or after May 4, 2006, at
                                                 redemption prices equal to the sum of the issue price
                                                 and accrued original issue discount for the LYONs on
                                                 the applicable redemption date. See "Description of
                                                 LYONs--Redemption of LYONs at our Option."

Purchase of the LYONs by Neuberger Berman at the
  Option of the Holder..........................
                                                 Holders may require us to purchase all or a portion of
                                                 their LYONs on each of the following dates at the
                                                 following prices. These prices are equal to the sum of
                                                 the issue price and accrued original issue discount for
                                                 the LYONs on such dates, except for the price at May 4,
                                                 2002:

                                                   .On May 4, 2002 at a price of $867.42 per
                                                    LYON;

                                                   .On May 4, 2004 at a price of $880.50 per
                                                    LYON;

                                                   .On May 4, 2006 at a price of $893.79 per
                                                    LYON;

                                                   .On May 4, 2011 at a price of $927.87 per
                                                    LYON; and

                                                   .On May 4, 2016 at a price of $963.26 per
                                                    LYON.

                                                 We may pay the purchase price in cash or shares of
                                                 our common stock or in a combination of cash and
                                                 shares of our common stock.

Change in Control............................... Upon a change in control of Neuberger Berman occurring on or before May 4, 2006, the holders may
                                                 require us to purchase for cash all or a portion of their
                                                 LYONs at a price equal to the sum of the issue price
                                                 and accrued original issue discount for the LYONs on
                                                 the date of purchase. See "Description of LYONs---
                                                 Change in Control Permits the Holder to Require
                                                 Neuberger Berman to Purchase the Holder's
                                                 LYONs."


Optional Conversion to Semiannual Coupon Notes upon
  Tax Event........................................
                                                    From and after the occurrence of a Tax Event, at our
                                                    option, interest in lieu of future accrued original issue
                                                    discount will accrue on each LYON from the option
                                                    exercise date at a rate of 0.75% per year on the
                                                    restated principal amount and will be payable
                                                    semiannually. In such event, the redemption price,
                                                    purchase price and change in control purchase price
                                                    will be adjusted, as described herein. However, there
                                                    will be no change in the holder's conversion rights.
                                                    See "Description of LYONs--Optional Conversion to
                                                    Semiannual Coupon Notes upon Tax Event."

Use of Proceeds.................................... We will not receive any of the proceeds from the sale by any selling securityholder of the LYONs or the
                                                    common stock issuable upon conversion, and/or
                                                    purchase by us, of the LYONs. See "Use of
                                                    Proceeds."

DTC Eligibility.................................... The LYONs were issued in fully registered book-
                                                    entry form and are represented by permanent global
                                                    LYONs without coupons. Global LYONs have been
                                                    deposited with a custodian for and registered in the
                                                    name of a nominee of The Depository Trust Company
                                                    in New York, New York. Beneficial interests in
                                                    global LYONs are shown on, and transfers thereof
                                                    will be effected only through, records maintained by
                                                    DTC and its direct and indirect participants, and your
                                                    interest in any global LYON may not be exchanged
                                                    for certificated LYONs, except in limited
                                                    circumstances described herein.

Trading............................................ We do not intend to list the LYONs on any national securities exchange. The LYONs issued in the initial
                                                    private placement are eligible for trading in the
                                                    PORTAL system. LYONs sold using this prospectus,
                                                    however, will no longer be eligible for trading in the
                                                    PORTAL system. Our common stock is traded on the
                                                    NYSE under the symbol "NEU."

                                 RISK FACTORS

                       RISKS RELATED TO NEUBERGER BERMAN

A DECLINE IN THE PRICES OF SECURITIES COULD LEAD TO A DECLINE IN OUR ASSETS UNDER MANAGEMENT, REVENUES AND EARNINGS.

      A large portion of our revenues are derived from investment advisory contracts with our clients. Under these contracts, the investment advisory fees we receive are typically based on the market value of assets under management. Accordingly, a decline in the prices of securities generally may cause our revenues and income to decline by:

       . causing the value of our assets under management to decrease, which would result in lower investment advisory fees; or

       . causing our clients to withdraw funds in favor of investments they perceive offer greater opportunity or lower risk, which would also result in lower investment advisory fees.

      If our revenues decline without a commensurate reduction in our expenses, our net income will be reduced.

WE COULD LOSE CLIENTS AND SUFFER A DECLINE IN OUR REVENUES AND EARNINGS IF THE INVESTMENTS WE CHOOSE PERFORM POORLY, REGARDLESS OF THE TREND IN THE PRICES OF SECURITIES.

      We believe that investment performance is one of the most important factors for the growth of our assets under management. Poor investment performance could impair our revenues and growth because:

       . existing clients might withdraw funds in favor of better performing products, which would result in lower investment advisory fees;

       . our ability to attract funds from existing and new clients might diminish; or

       . firms with which we have strategic alliances may terminate their relationships with us, and future strategic alliances may be unavailable.

      If our revenues decline without a commensurate reduction in our expenses, our net income will be reduced.

      Even when securities prices are rising, performance can be affected by investment style. In certain recent years, growth stocks outperformed value stocks as measured by the S&P/BARRA growth and value indices. However, because of our historical emphasis on the value style of investing, our clients' portfolios were less invested in growth stocks. As a result, we experienced some loss of institutional accounts and increased repurchases of shares of the Neuberger Berman mutual funds in those years.

OUR CLIENTS CAN REMOVE THE ASSETS WE MANAGE ON SHORT NOTICE.

      Our investment advisory and administrative contracts are generally terminable at will or upon 30 to 60 days' notice, and mutual fund investors may redeem their investments in the funds at any time without prior notice. Institutional and individual clients, and firms with which we have strategic alliances, can terminate their relationship with us, reduce the aggregate amount of assets under management, or shift their funds to other types of accounts with different rate structures for any of a number of reasons, including investment performance, changes in prevailing interest rates and financial market performance. In a declining stock market the pace of mutual fund repurchases could accelerate. Poor performance relative to other investment management firms tends to result in decreased purchases of fund shares, increased repurchases of fund shares, and the loss of institutional or individual accounts or strategic alliances. The decrease in revenues that could result from any such event could have a material adverse effect on our business.

THE INVESTMENT MANAGEMENT BUSINESS IS INTENSELY COMPETITIVE.

      We face substantial competition in every aspect of our business. Factors affecting our business include brand recognition, business reputation, investment performance, quality of service and the continuity of both client relationships and assets under management. Fee competition also affects the business, as do expenses, commissions, compensation, administration and/or other expenses paid to intermediaries.

      We compete with a large number of investment management firms. These include global and domestic investment management companies, commercial banks, brokerage firms and broker-dealers, insurance companies and other financial institutions. Many competing firms are parts of larger financial services companies and attract business through numerous avenues including retail bank offices, investment banking and underwriting contacts, insurance agencies and broker-dealers. A number of our competitors have greater capital and other resources, and offer more comprehensive lines of products and services, than we do.

      U.S. banks and insurance companies can now affiliate with securities firms. This has accelerated consolidation within the money management and financial services industries. It has also increased the variety of competition for traditional money management firms, which businesses are limited to investing assets on behalf of institutional and individual clients. Foreign banks and investment firms have entered the U.S. money management industry, either directly or through partnerships or acquisitions.

      Our competitors seek to expand their market share in many of the same areas that we serve. Financial intermediaries that provide our products to their clients may also provide competing products from competing firms, many of which employ such advisers. Many current and potential competitors have greater brand name recognition and more extensive client bases, which could be used to our disadvantage.

      We face significant competition from other registered open-end investment companies. They vary both in size and investment philosophy. Their shares are offered to the public on a load and no-load basis. Advertising, sales promotions, the type and quality of services offered, and investment performance influence competition for mutual fund sales.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY AN INABILITY TO RECRUIT, RETAIN AND MOTIVATE KEY EMPLOYEES.

      Our ability to attract and retain clients and mutual fund shareholders and compete effectively in our businesses is dependent on our ability to attract and retain highly skilled investment management, research, client service, legal, fiduciary and sales professionals.

      The market for such professionals is very competitive and has grown more so in recent periods as the investment management industry has experienced substantial growth. Our policy has been to provide our professionals with compensation and benefits that we believe to be competitive with other leading investment management firms. The inability to continue to provide competitive compensation and benefits could affect our ability to attract or retain skilled professionals.

      While we have historically experienced little turnover among our professionals, we cannot be sure that we will continue to be successful in retaining our key personnel or in attracting highly qualified professionals. We do not maintain "key person" insurance on any of our personnel.

WE MAY BE UNABLE TO CONTINUE SUCCESSFULLY OUR STRATEGIC INITIATIVE OF ACQUIRING COMPANIES OR ADDING EXPERIENCED INVESTMENT MANAGEMENT TEAMS.

      As one of our strategic initiatives to generate growth, we intend to continue to acquire companies and add experienced investment management teams where such additions would be both strategic and accretive to earnings. However, we may not be able to identify suitable acquisition targets or investment teams to add to our firm. In addition, if we do identify suitable candidates, we may not be able to complete any such acquisition or addition of teams in a timely manner or on terms that are commercially acceptable to us. Our management may need to devote significant time and effort to pursuing these acquisitions or the addition of teams. If we are unable to identify or complete successfully these acquisitions or additions, we may fail to maintain or increase assets under management.

WE DEPEND ON ACCESSING CLIENTS THROUGH INTERMEDIARIES.

      Our ability to market our mutual funds and subadvisory services is highly dependent on access to the client base of national and regional securities firms, banks, insurance companies, defined contribution plan administrators and other intermediaries which generally offer competing investment products. To a lesser extent, our Private Asset Management business depends on referrals from accountants, lawyers, financial planners and other professional advisors. Although we have historically been successful in gaining access to these channels, we cannot be sure that we will continue to be able to do so. The inability to have this access could have a material adverse effect on our ability to maintain or increase assets under management.

WE ARE SUBJECT TO EXTENSIVE REGULATION; VIOLATIONS OF REGULATORY REQUIREMENTS COULD IMPAIR OUR ABILITY TO OPERATE OR RESULT IN FINES OR DAMAGE TO OUR REPUTATION.

      As with all investment management companies and broker-dealers, we and our mutual fund business are heavily regulated. Noncompliance with applicable statutes or regulations could result in sanctions including:

       .  the revocation of licenses to operate certain businesses;

       . the suspension or expulsion from a particular jurisdiction or market of our business organizations or key personnel;

       .  the imposition of fines and censures; and

       .  reputational loss.

      Any of these events could have a material adverse effect on our business.

      Our business and the securities industry in general are subject to extensive regulation in the United States at both the federal and state level, as well as by self-regulatory organizations. The financial services industry is one of the nation's most extensively regulated industries. The Securities and Exchange Commission is responsible for enforcing the federal securities laws and serves as a supervisory body for all investment advisers to mutual funds, as well as for national securities exchanges and associations. Our subsidiaries, Neuberger Berman, LLC and Neuberger Berman Management Inc., are registered broker-dealers. The regulation of broker-dealers has, to a large extent, been delegated by the federal securities laws to self-regulatory organizations, including the national securities and commodities exchanges and the National Association of Securities Dealers, Inc. In addition, these subsidiaries are subject to regulation under the laws of the fifty states, the District of Columbia and certain foreign countries in which they are registered to conduct securities, investment advisory or commodities businesses.

      Broker-dealers are subject to regulations which cover all aspects of the securities business, including sales practices, market making and trading among broker-dealers, use and safekeeping of clients' funds and securities, capital structure, recordkeeping and the conduct of directors, officers and employees. Violation of applicable regulations can result in the revocation of broker-dealer licenses, the imposition of censures or fines and the suspension or expulsion of a firm, its officers or employees. Neuberger Berman, LLC and Neuberger Berman Management Inc. are also subject to "Risk Assessment Rules" imposed by the SEC which require, among other things, that certain broker-dealers maintain and preserve certain information, describe risk management policies and procedures and report on the financial condition of certain affiliates whose financial and securities activities are reasonably likely to have material impact on the financial and operational condition of broker-dealers.

      Our trust company subsidiaries are supervised by federal or relevant state banking authorities, which regulate such matters as policies and procedures relating to conflicts of interest, account administration and overall governance and supervisory procedures.

      Additional legislation and regulations, including those relating to the activities of investment advisers and broker-dealers, changes in rules imposed by the SEC or other U.S. or foreign regulatory authorities and self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules may adversely affect our business and profitability. Our businesses may be materially affected not only by regulations applicable to it as an investment adviser or broker-dealer, but also by regulations of general application. For example, the volume of our principal investment advisory business in a given time period could be affected by, among other things, existing and proposed tax legislation and other governmental regulations and policies (including the interest rate policies of the Federal Reserve Board) and changes in the interpretation or enforcement of existing laws and rules that affect the business and financial communities.

WE ARE SUBJECT TO NET CAPITAL RULES THAT COULD LIMIT OUR ABILITY TO REPAY DEBT OR PAY DIVIDENDS ON OUR COMMON STOCK.

      As registered broker-dealers and members of the NYSE and NASD, Neuberger Berman, LLC and Neuberger Berman Management Inc. are subject to the SEC's Uniform Net Capital Rule 15c3-1 which could limit our ability to repay debt or pay dividends on our common stock. Rule 15c3-1 specifies the minimum level of net capital a broker-dealer must maintain and also requires that part of its assets be kept in relatively liquid form. Neuberger Berman, LLC is also subject to the net capital requirements of various securities and other self-regulatory organizations.

      The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, dictate the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, Rule 15c3-1 imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital. Since our principal assets are our ownership of our broker-dealer subsidiaries, the rules governing net capital and restrictions on capital withdrawals could limit our ability to repay debt or pay dividends on our common stock.

      As of June 30, 2001, Neuberger Berman, LLC was required to maintain minimum net capital of approximately $24,505,000 and had excess net capital of approximately $167,612,000. As of June 30, 2001, Neuberger Berman Management Inc. was required to maintain minimum net capital of $250,000 and had excess net capital of approximately $14,201,000.

OUR BUSINESS IS HEAVILY DEPENDENT UPON COMPUTER-BASED SYSTEMS TO PROCESS TRANSACTIONS; SYSTEMS FAILURES MAY DISRUPT OUR BUSINESS AND LIMIT OUR GROWTH.

      Our business is highly dependent on communications and information systems and those of our key service vendors. Any failure or interruption of such systems could have a material adverse effect on our operating results. Operational risk arises from mistakes made in the confirmation or settlement of transactions or from the improper recording or accounting of transactions. We are highly dependent on our ability to process a large number of transactions on a daily basis, and rely heavily on financial, accounting and other data processing systems. If any of these do not function properly, we could suffer financial loss, business disruption, liability to clients, regulatory intervention or damage to our reputation. If systems are unable to accommodate an increasing volume of transactions, our ability to expand could be affected. Although we have back-up systems in place, we cannot be sure that any such systems failure or interruption, whether caused by a fire, other natural disaster, power or telecommunications failure, act of war or otherwise will not occur, or that back-up procedures and capabilities in the event of any such failure or interruption will be adequate.

THE SECURITIES BROKERAGE BUSINESS HAS INHERENT RISKS.

      The securities brokerage business is, by its nature, subject to numerous and substantial risks, particularly in volatile or illiquid markets, and in markets influenced by sustained periods of low or negative economic growth, including the risk of losses resulting from the ownership of securities, trading, principal activities, counterparty failure to meet commitments, client fraud, employee errors, misconduct and fraud (including unauthorized transactions by traders), failures in connection with the processing of securities transactions and litigation. Our trading activities for our own account are limited. Therefore, the principal risks of trading are those relating to counterparty failure and unauthorized trading. We have risk management procedures and internal controls to address these risks but we cannot be certain that these procedures and controls will prevent losses from occurring.

WE ARE EFFECTIVELY CONTROLLED BY OUR PRINCIPAL STOCKHOLDERS WHOSE INTERESTS MAY DIFFER FROM THOSE OF OTHER STOCKHOLDERS.

      As of July 27, 2001, the former Neuberger Berman principals who are currently employed by us and their affiliates held approximately 54% of our outstanding common stock. Neuberger Berman is a party to a Stockholders Agreement with the former Neuberger Berman principals and certain family limited partnerships and trusts formed by them providing that:

       . before every stockholders' meeting, the former Neuberger Berman principals who are currently employed by us and their affiliates will take a separate preliminary vote on all the issues that will be presented at the stockholders' meeting; and

       . all shares held by them must be voted as a block in accordance with the majority of shares voted in such preliminary vote.

As a result, the former Neuberger Berman principals who are currently employed by us and their affiliates control our board of directors, and, therefore, our business, policies and affairs including certain corporate transactions that require stockholder approval, such as mergers and sales of our assets. The control exerted by these former Neuberger Berman principals and their affiliates and the transfer restrictions in the Stockholders Agreement could preclude any unsolicited acquisition of Neuberger Berman and, consequently, adversely affect the market price of the common stock or prevent our stockholders from realizing a premium on their shares. See "Description of Capital Stock--Stockholders Agreement."

PROVISIONS OF OUR ORGANIZATIONAL DOCUMENTS AND DELAWARE LAW MAY DISCOURAGE AN ACQUISITION OF NEUBERGER BERMAN AND PREVENT OUR STOCKHOLDERS FROM REALIZING A PREMIUM ON THEIR SHARES.

      Our organizational documents contain provisions that may discourage a third party from making a proposal to acquire us. For example, the Board of Directors may, without the consent of stockholders, issue preferred stock with greater voting rights than our common stock. In addition, the Delaware corporation law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our voting stock. See "Description of Capital Stock" for a more detailed description of our capital stock and relevant Delaware corporation law. These provisions could preclude any unsolicited acquisition of Neuberger Berman and, consequently, adversely affect the market price of the common stock or prevent our stockholders from realizing a premium on their shares.

OUR SHARE PRICE MAY DECLINE DUE TO THE LARGE NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE.

      As of July 27, 2001, 70,660,723 shares of our common stock were issued and outstanding. Sales, or the possibility of sales, of substantial amounts of common stock by the former Neuberger Berman principals and their affiliates may materially adversely affect the market price of the common stock prevailing from time to time. The Stockholders Agreement to which the former Neuberger Berman principals and their affiliates are parties generally provides that shares of common stock cannot be sold until January 1, 2002. The restrictions on the disposition of shares contained in the Stockholders Agreement can be waived by our Board of Directors or its designee without notice to or consent of our stockholders.

      Our Board of Directors waived certain transfer restrictions under the Stockholders Agreement in order to permit the former principals of Neuberger Berman and their affiliates to sell 4,393,315 shares of common stock in the secondary offering completed on July 5, 2001 and 2,400,900 shares of common stock in the repurchase we completed on July 6, 2001. Amounts sold by a participating former principal in the secondary offering or the repurchase reduced the number of shares that such participating former principal would otherwise be able to sell under the Stockholders Agreement beginning on January 1, 2002. After giving effect to the secondary offering and the repurchase and without giving effect to any further waivers to permit additional transfers before January 1, 2002, the former principals will be able to sell an aggregate of 1,664,667 shares of common stock under the Stockholders Agreement beginning on January 1, 2002. However, we currently anticipate that in December 2001 our Board of Directors will permit our former principals to make charitable contributions of shares that would otherwise not be eligible for transfer under the Stockholders Agreement until January 1, 2002.

      As of July 27, 2001, the Neuberger Berman Employee Defined Contribution Stock Incentive Plan Trust holds an aggregate of 4,540,242 shares of common stock on behalf of participants in our Employee Defined Contribution Stock Incentive Plan. The right of a participant to receive shares allocated to his or her account generally becomes vested, and the shares become distributable to the participant, in three equal installments on the second, third and fourth anniversaries of the allocation to the participant, subject to the satisfaction of certain conditions. However, in connection with the secondary offering we accelerated the vesting of 1,856,274 shares. Participants in the Neuberger Berman Employee Defined Contribution Stock Incentive Plan Trust elected to have 1,513,633 of those shares sold in the secondary offering. The remaining 342,640 shares are eligible for sale on September 26, 2001. See "Description of Capital Stock--Stockholders Agreement--Transfer Restrictions."

                          RISKS RELATED TO THE LYONS

AN ACTIVE TRADING MARKET FOR THE LYONS MAY NOT DEVELOP.

      The LYONs issued in the initial private placement are eligible for trading in the PORTAL system. LYONs sold using this prospectus, however, will no longer be eligible for trading in the PORTAL system. We do not intend to list the LYONs on any other national securities exchange or automated quotation system. Trading prices of the LYONs will depend on prevailing interest rates, the market for similar securities, the price of our common stock, our performance and other factors. We believe that trading in the LYONs has been limited and we do not know whether an active trading market will develop for the LYONs. To the extent that an active trading market does not develop, the liquidity and trading price for the securities may be harmed.

WE MAY NOT HAVE THE FUNDS NECESSARY TO PURCHASE LYONS AT THE OPTION OF THE HOLDERS OR UPON A CHANGE IN CONTROL.

      On May 4, 2002, May 4, 2004, May 4, 2006, May 4, 2011 and May 4, 2016,
holders of LYONs may require us to purchase their LYONs. However, it is possible that we would not have sufficient funds at that time to make the required purchase of LYONs. We may be required to pay all or a portion of the purchase price in shares of our common stock, subject to satisfying the conditions in the indenture for making such payments. If we were unable to satisfy the conditions in the indenture to use our common stock to pay the purchase price, we could be in default of our obligations on the LYONs. In addition, if we fail to deliver our common stock upon a conversion of a LYON and thereafter become the subject of bankruptcy proceedings, a holder's claim for damages arising from such failure could be subordinated to all of our existing and future obligations. See "Description of LYONs--Purchase of LYONs by Neuberger Berman at the Option of the Holder."

      In addition, upon the occurrence of certain specific kinds of change in control events occurring on or before May 4, 2006, we would be required to offer to purchase for cash all outstanding LYONs. However, it is possible that upon a change in control we would not have sufficient funds to make the required purchase of LYONs or that restrictions in our indebtedness would not allow those purchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "change of control" under the indenture. See "Description of LYONs--Change in Control Permits the Holder to Require Neuberger Berman to Purchase the Holder's LYONs."

OUR HOLDING COMPANY STRUCTURE RESULTS IN STRUCTURAL SUBORDINATION AND MAY AFFECT OUR ABILITY TO MAKE PAYMENTS ON LYONS.

      The LYONs are obligations exclusively of Neuberger Berman. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the LYONs, depend upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us to, among other things, meet our net capital requirements under Rule 15c3-1.

      Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the LYONs or to provide us with funds for our payment obligations. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions, including regulatory capital requirements. See "Risk Factors--We are subject to net capital rules that could limit our ability to repay debt or pay dividends on our common stock." Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

      Our right to receive any assets of any of our subsidiaries, as an equity holder of such subsidiaries, upon their liquidation or reorganization, and therefore the right of the holders of the LYONs to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, and any holders of preferred stock of that subsidiary. The LYONs do not restrict the ability of our subsidiaries to incur additional indebtedness. In addition, the LYONs are unsecured. Thus, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

                                USE OF PROCEEDS

      We will not receive any of the proceeds from the sale by the selling securityholders of the LYONs, or shares of common stock issuable upon conversion, and/or purchase by us, of the LYONs.

                      RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth the consolidated ratio of our earnings to our fixed charges for each of the five years in the five-year period ended December 31, 2000 and for the six-month period ended June 30, 2001.

                                       YEAR ENDED DECEMBER 31,
                                       ------------------------     SIX-MONTHS
                                       1996 1997 1998 1999 2000 ENDED JUNE 30, 2001
                                       ---- ---- ---- ---- ---- -------------------
Ratio of earnings to fixed charges (1) 2.76 3.20 3.14 1.92 2.34        2.44

(1)For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of pre-tax income from continuing operations plus fixed charges. "Fixed charges" consist of interest expense, primarily comprised of bank loans, repurchase agreements, stock loan, customer credit balances, and subordinated debt, and capitalized interest.

                 PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS

      On October 6, 1999, our common stock commenced trading on the NYSE under the symbol "NEU". Prior to that there was no public market for our common stock. The following table sets forth, for the calendar quarters indicated, the high and low closing prices per share of our common stock as reported by the NYSE.

                                        PRICE RANGE OF    CASH      CASH
                                         COMMON STOCK   DIVIDENDS DIVIDENDS
                                        --------------- DECLARED    PAID
PERIOD                                   HIGH     LOW   PER SHARE PER SHARE
------                                  ------- ------- --------- ---------
1999
Fourth Quarter (from October 6, 1999).. $21.333 $15.833  $0.067    $   --

2000
First Quarter.......................... $19.250 $15.917  $   --    $0.067
Second Quarter.........................  31.667  18.333   0.067     0.067
Third Quarter..........................  42.250  29.959   0.067     0.067
Fourth Quarter.........................  56.000  38.583   0.067     0.067

2001
First Quarter.......................... $55.207 $40.247  $0.067    $0.067
Second Quarter.........................  55.347  38.027   0.067     0.067
Third Quarter (through August 16, 2001)  46.667  43.040   0.075     0.075

      On August 16, 2001, the closing sales price per share for our common stock on the NYSE was $44.913. There were approximately 18 stockholders of record of our common stock as of June 30, 2001.

      The declaration of dividends by Neuberger Berman is subject to the discretion of our Board of Directors. Our Board of Directors will take into account such matters as general business conditions, our financial results, capital requirements, contractual, legal and regulatory restrictions on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our Board of Directors may deem relevant.

      To the extent that assets are used to meet minimum net capital requirements of Neuberger Berman, LLC and Neuberger Berman Management Inc. under Rule 15c3-1, they are not available for distribution to stockholders as dividends. See "Risk Factors--We are subject to net capital rules that could limit our ability to repay debt or pay dividends on our common stock" for a discussion of certain limitations on our receipt of funds from our regulated subsidiaries. In addition, the debt covenants related to Neuberger Berman, LLC's outstanding $35 million subordinated note include certain covenants that may further restrict our ability to pay dividends to stockholders.

      Our Board of Directors has authorized the repurchase of our common stock in open market and/or private purchases. The acquired shares may be used for corporate purposes, including stock option awards and shares issued to employees under our employee stock purchase plans. As of July 27, 2001, we had repurchased 4,870,137 shares of common stock (including the 2,400,900 shares we repurchased on July 6, 2001 from a limited number of our former principals) since the inception of our common stock repurchase programs for an aggregate of approximately $172 million. We used cash flows from operations and the proceeds from our LYONs offering to fund the purchases of these shares. As of July 27, 2001, authorizations for the repurchase of up to $78 million of our common stock remain available.

                             DESCRIPTION OF LYONS

      We issued the LYONs under an indenture, dated as of May 4, 2001, between us and The Bank of New York, as trustee. The following summary does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture, which we urge you to read because they define your rights as a LYONs holder. As used in this description of LYONs, the words "we,'' "us,'' "our" or "Neuberger Berman" refer only to Neuberger Berman Inc. and do not include any current or future subsidiary of Neuberger Berman.

      In this prospectus, all share information and per share data as well as the conversion rate, the accreted conversion price and the conversion trigger price of the LYONs give effect to a three-for-two stock split paid in shares of our common stock on August 16, 2001 to stockholders of record on August 1, 2001.

GENERAL

      The LYONs are limited to $175,000,000 aggregate principal amount at maturity. The LYONs mature on May 4, 2021. The principal amount at maturity of each LYON is $1,000. The LYONs are payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

      The LYONs were offered at a substantial discount from their principal amount at maturity. The LYONs were issued at an issue price of $860.95 per LYON. We will not make periodic payments of interest on the LYONs except as described below under "Optional Conversion to Semiannual Coupon Notes Upon Tax Event." However, the LYONs accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and principal amount at maturity of a LYON. Original issue discount accrues at a rate of 0.75% per year, beginning on the date of original issuance of the LYONs. The calculation of the accrual of original issue discount is on a semiannual bond equivalent basis, using a 360-day year composed of twelve 30-day months. The commencement date for the accrual of original issue discount was May 4, 2001.

      Original issue discount ceases to accrue on a LYON upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a LYON that has matured or been converted, purchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such LYON.

      LYONs may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar shall initially be the trustee. No service charge will be made for any registration of transfer, exchange or conversion of LYONs. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer, exchange or conversion.

RANKING OF THE LYONS

      The LYONs rank equal in right of payment to all existing and future unsecured and unsubordinated indebtedness of Neuberger Berman and are effectively subordinated to all existing and future liabilities of Neuberger Berman's subsidiaries. Any right of Neuberger Berman to participate in any distribution of the assets of any of its subsidiaries upon the liquidation, reorganization or insolvency of such subsidiary (and the consequent right of the holders of the LYONs to participate in those assets) is subject to the claims of the creditors (including trade creditors) of such subsidiary, except to the extent that claims of Neuberger Berman itself as a creditor of such subsidiary may be recognized, in which case the claims of Neuberger Berman would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by Neuberger Berman. At June 30, 2001, our subsidiaries had aggregate indebtedness (subordinated liability and short-term bank debt) of $37 million. The indenture does not restrict

Neuberger Berman or its subsidiaries from incurring additional indebtedness. A significant amount of the total liabilities reflected on our balance sheet are incurred by our subsidiaries and are effectively senior to the LYONs.

BOOK-ENTRY SYSTEM

      The LYONs were issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the LYONs for all purposes under the indenture. Owners of beneficial interests in the LYONs represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and may only be transferred through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the LYONs, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and are not entitled to any rights under the global securities or the indenture. Neuberger Berman and the trustee, and any of their respective agents, shall treat DTC or its nominee as the sole holder and registered owner of the global securities.

EXCHANGE OF GLOBAL SECURITIES

      LYONS represented by a global security are exchangeable for certificated securities with the same terms only if:

       . DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

       . we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

       .  a default under the indenture occurs and is continuing.

      DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including Merrill Lynch, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives, own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

CONVERSION RIGHTS

      Holders may surrender LYONs for conversion into shares of our common stock only if at least one of the conditions described below is satisfied. In addition, a LYON for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the LYONs may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

      The initial conversion rate is 13.8879 shares of common stock per LYON, subject to adjustment upon the occurrence of certain events described below. A holder of a LYON otherwise entitled to a fractional share will receive cash equal to the applicable portion of the then current sale price (as defined below) of our common stock on the trading day immediately preceding the conversion date.

      The ability to surrender LYONs for conversion expires at the close of business on May 4, 2021.

      To convert a LYON into shares of common stock, a holder must:

       . complete and manually sign a conversion notice, a form of which is on the back of the LYON, and deliver the conversion notice to the conversion agent;

       .  surrender the LYON to the conversion agent;

       . if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

       .  if required, pay all transfer or similar taxes.

Pursuant to the indenture, the date on which all of the foregoing requirements have been satisfied is the conversion date.

      The conversion agent will, on our behalf, determine if the LYONs are convertible and notify the trustee and us accordingly. If one or more of the conditions to the conversion of the LYONs has been satisfied, we will promptly notify the holders of the LYONs thereof and use our reasonable best efforts to post this information on our website or otherwise publicly disclose this information.

      Conversion Based on Common Stock Price. Holders may surrender LYONs for conversion into our shares of common stock in any calendar quarter commencing after June 30, 2001, if, as of the last day of the preceding calendar quarter, the sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than a specified percentage, beginning at 120% and declining 0.12658% per quarter thereafter until it reaches 110.00018% for the quarter beginning April 1, 2021, of the accreted conversion price per share of common stock on the last day of such preceding calendar quarter.

      The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original issue discount to that day, divided by the number of shares of common stock issuable upon conversion of a LYON on that day. The sale price of our common stock on any trading day means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the principal national securities exchange on which the common stock is listed or, if our common stock is not listed on a principal national securities exchange, as reported by the NASDAQ System or otherwise as provided in the indenture.

      The table below shows the conversion trigger price per share of our common stock in respect of each of the first 20 calendar quarters following issuance of the LYONs. These conversion trigger prices reflect the accreted conversion price per share of common stock multiplied by the applicable percentage for the respective calendar quarter. Thereafter, the accreted conversion price per share of common stock increases each calendar quarter by the accreted original issue discount for the quarter and the applicable percentage declines by 0.12658% per quarter. The conversion trigger price for the calendar quarter beginning April 1, 2021 is $79.15.

                                                   (3)
                        (1)           (2)      CONVERSION
                     ACCRETED      APPLICABLE TRIGGER PRICE
CALENDAR QUARTER CONVERSION PRICE* PERCENTAGE  (1) X (2)*
---------------- ----------------- ---------- -------------
2001
 Third Quarter..      $62.07        120.0000%    $74.48
 Fourth Quarter.       62.18        119.8734%     74.54

2002
 First Quarter..       62.30        119.7468%     74.60
 Second Quarter.       62.41        119.6202%     74.66
 Third Quarter..       62.53        119.4936%     74.72
 Fourth Quarter.       62.65        119.3670%     74.78

2003
 First Quarter..       62.77        119.2404%     74.85
 Second Quarter.       62.89        119.1138%     74.91
 Third Quarter..       63.00        118.9872%     74.97
 Fourth Quarter.       63.12        118.8606%     75.03

2004
 First Quarter..       63.24        118.7340%     75.09
 Second Quarter.       63.36        118.6074%     75.15
 Third Quarter..       63.47        118.4808%     75.21
 Fourth Quarter.       63.59        118.3542%     75.27

2005
 First Quarter..       63.71        118.2276%     75.33
 Second Quarter.       63.83        118.1010%     75.39
 Third Quarter..       63.95        117.9744%     75.45
 Fourth Quarter.       64.07        117.8478%     75.51

2006
 First Quarter..       64.19        117.7212%     75.57
 Second Quarter.       64.31        117.5946%     75.63

--------
* This table assumes no events have occurred (other than the three-for-two stock split paid in shares of our common stock on August 16, 2001 to stockholders of record on August 1, 2001, the effect of which is reflected in this table) that would require an adjustment to the conversion rate.

      Conversion Based on Credit Rating. Holders may also surrender a LYON for conversion during any period that the credit rating assigned to the LYONs by Standard & Poor's Rating Services is below investment grade (BB+ or lower).

      Conversion Based on Redemption. A holder may surrender for conversion a LYON called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date for that LYON, even if it is not otherwise convertible at such time. A LYON for which a holder has delivered a purchase notice or a change in control purchase notice, as described below, requiring us to purchase such LYON, may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

      A "business day" is any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close. A "trading day" is any day on which the NYSE is open for trading or, if the applicable security is quoted on the NASDAQ National Market, a day on which trades may be made on such market or, if the applicable security is not so listed, admitted for trading or quoted, any business day.

      Conversion Upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, a LYON may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction, and at that effective date, the right to convert a LYON into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other assets of Neuberger Berman or another person which the holder would have received if the holder had converted the holder's LYONs immediately prior to the transaction. If such transaction also constitutes a change in control of Neuberger Berman, the holder will be able to require us to purchase all or a portion of such holder's LYONs as described under "Change in Control Permits the Holder to Require Neuberger Berman to Purchase the Holder's LYONs."

      In the event that we elect to make a distribution to all holders of shares of our common stock pursuant to the third and fourth bullets below of the provisions regarding adjustments to the conversion rate which, in the case of the fourth bullet, has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of LYONs at least 20 days prior to the date for such distribution and, upon the giving of such notice, the LYONs may be surrendered for conversion at any time until the close of business on the business day prior to the date of distribution or until we announce that such distribution will not take place.

      Conversion Adjustments and Delivery of Common Stock. On conversion of a LYON, a holder will not receive any cash payment of interest representing accrued original issue discount. Delivery to the holder of the full number of shares of common stock into which the LYON is convertible, together with any cash payment of such holder's fractional shares, will be deemed:

       . to satisfy our obligation to pay the principal amount at maturity of the LYON; and

       . to satisfy our obligation to pay accrued original issue discount attributable to the period from the issue date through the conversion date.

As a result, accrued original issue discount is deemed paid in full rather than cancelled, extinguished or forfeited.

      If we convert the LYONs to semiannual coupon notes following the occurrence of a Tax Event and such LYONs are converted after a record date for an interest payment, and prior to the payment date for that interest, holders of such LYONs on the record date will receive the semiannual interest payable on such LYONs in cash on the corresponding interest payment date notwithstanding the conversion and such LYONs upon surrender must be accompanied by funds in cash equal to the amount of semiannual interest payable on the principal amount of LYONs so converted, unless such LYONs have been called for redemption, in which case no such payment shall be required.

      The conversion rate will not be adjusted for accrued original issue discount. A certificate for the number of full shares of common stock into which any LYON is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of our common stock upon surrendering LYONs for conversion, see "Certain United States Federal Income Tax Consequences--U.S. Holders--Sale, Exchange, Conversion or Redemption."

      We will adjust the conversion rate for:

       . dividends or distributions on our common stock payable in our common stock or other capital stock of Neuberger Berman;

       . subdivisions, combinations or certain reclassifications of our common stock;

       . distributions to all holders of our common stock of certain rights to purchase our common stock for a period expiring within 60 days at less than the then current sale price; and

       . distributions to all holders of our common stock of our assets (including shares of capital stock of a subsidiary) or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the sale price of our common stock on the day preceding the date of declaration of such dividend or other distribution).

      However, no adjustment to the conversion rate need be made if holders of the LYONs may participate in the transaction or in certain other cases.

      In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of the common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted.

      In addition, the indenture provides that if we implement a stockholders' rights plan, such rights plan must provide that, upon conversion of the LYONs, the holders of such LYONs will receive, in addition to the shares of common stock issuable upon such conversion, the rights related to such common stock, whether or not such rights have separated from the common stock at the time of such conversion. However, there shall not be any adjustment to the conversion privilege or conversion rate as a result of:

       .  the issuance of the rights;

       .  the distribution of separate certificates representing the rights;

       . the exercise or redemption of such rights in accordance with any rights agreement; or

       .  the termination or invalidation of the rights.

      The indenture permits us to increase the conversion rate from time to time.

      Holders of the LYONs may, in certain circumstances, be deemed to have received a distribution subject to federal income tax as a dividend upon:

       . a taxable distribution to holders of common stock which results in an adjustment of the conversion rate;

       .  an increase in the conversion rate at our discretion; or

       .  failure to adjust the conversion rate in some instances.

See "Certain United States Federal Income Tax Consequences--U.S.
Holders--Constructive Dividend."

REDEMPTION OF LYONS AT OUR OPTION

      No sinking fund is provided for the LYONs. Prior to May 4, 2006, we cannot redeem the LYONs at our option. Beginning on May 4, 2006, we may redeem the LYONs for cash, as a whole at any time or from time to time in part. We will give not less than 30 days' nor more than 60 days' notice of redemption by mail to holders of the LYONs to be redeemed.

      If redeemed at our option, the LYONs will be redeemed at a price equal to the sum of the issue price and accrued original issue discount on such LYONs through the applicable redemption date. The table below shows the redemption prices of a LYON on May 4, 2006, at each May 4 thereafter prior to maturity and at maturity on May 4, 2021. In addition, the redemption price of a LYON that is redeemed between the dates listed below would include an additional amount reflecting the additional accrued original issue discount that has accrued on such LYON since the immediately preceding date in the table below to the date of redemption.

                                         (2)          (3)
                                       ACCRUED     REDEMPTION
                         (1)        ORIGINAL ISSUE   PRICE
REDEMPTION DATE    LYON ISSUE PRICE    DISCOUNT    (1) + (2)
---------------    ---------------- -------------- ----------
May 4,
2006..............     $860.95           32.84     $  893.79
2007..............      860.95           39.55        900.50
2008..............      860.95           46.32        907.27
2009..............      860.95           53.14        914.09
2010..............      860.95           60.00        920.95
2011..............      860.95           66.92        927.87
2012..............      860.95           73.90        934.85
2013..............      860.95           80.92        941.87
2014..............      860.95           88.00        948.95
2015..............      860.95           95.13        956.08
2016..............      860.95          102.31        963.26
2017..............      860.95          109.55        970.50
2018..............      860.95          116.84        977.79
2019..............      860.95          124.19        985.14
2020..............      860.95          131.59        992.54
At stated maturity      860.95          139.05      1,000.00

      If we convert the LYONs to semiannual coupon notes following the occurrence of a Tax Event, the notes will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of the conversion through the redemption date. However, in no event may the LYONs be redeemed prior to May 4, 2006. For more information on this optional conversion, see "--Optional Conversion to Semiannual Coupon Notes upon Tax Event."

      If less than all of the outstanding LYONs are to be redeemed, the trustee will select the LYONs to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000. In this case, the trustee may select the LYONs by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion will be deemed to be the portion selected for redemption.

PURCHASE OF LYONS BY NEUBERGER BERMAN AT THE OPTION OF THE HOLDER

      On the purchase dates of May 4, 2002, May 4, 2004, May 4, 2006, May 4, 2011 and May 4, 2016, a holder may require us to purchase any outstanding LYON for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their

LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on the business day immediately preceding such purchase date.

      The purchase price of a LYON will be:

       .  $867.42 per LYON on May 4, 2002;

       .  $880.50 per LYON on May 4, 2004;

       .  $893.79 per LYON on May 4, 2006;

       .  $927.87 per LYON on May 4, 2011; and

       .  $963.26 per LYON on May 4, 2016.

      The above purchase prices reflect a price equal to the sum of the issue price and accrued original issue discount on such LYONs as of the applicable purchase date except for the price at May 4, 2002.

      We may, at our option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, common stock or any combination thereof, see "Certain United States Federal Income Tax Consequences--U.S. Holders--Sale, Exchange, Conversion or Redemption."

      If prior to a purchase date the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the purchase date. For more information on this optional conversion, see "--Optional Conversion to Semiannual Coupon Notes upon Tax Event."

      We are required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

       .  the amount of the purchase price;

       . whether we will pay the purchase price of LYONs in cash or common stock or any combination thereof, specifying the percentages of each;

       . if we elect to pay in common stock, the method of calculating the market price of the common stock; and

       . the procedures that holders must follow to require us to purchase their LYONs.

The purchase notice given by each holder electing to require us to purchase LYONs shall state:

       . the certificate numbers of the holder's LYONs to be delivered for purchase;

       . the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

       . that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

       . in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

          (1)to withdraw the purchase notice as to some or all of the LYONs to which it relates, or

          (2)to receive cash in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.

      If the purchase price for the LYONs subject to the purchase notice is ultimately to be paid to a holder entirely in cash because we have not satisfied one or more of the conditions to payment of the purchase price in common stock prior to the close of business on the purchase date, a holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all such LYONs unless such holder has properly notified us of its election to withdraw the purchase notice. For a discussion of the tax treatment of a holder receiving cash instead of common stock, see "Certain United States Federal Income Tax Consequences--U.S. Holders--Sale, Exchange, Conversion or Redemption."

      Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date.

      The notice of withdrawal shall state:

       .  the principal amount at maturity being withdrawn;

       .  the certificate numbers of the LYONs being withdrawn; and

       . the principal amount at maturity, if any, of the LYONs that remains subject to the purchase notice.

      If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of such shares we deliver shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock.

      We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Certain United States Federal Income Tax Consequences--U.S. Holders--Sale, Exchange, Conversion or Redemption."

      The market price of our common stock shall be an amount equal to the average of the sale prices of our common stock for the five-trading-day period ending on the third business day prior to the applicable purchase date, or, if such business day is not a trading day, then on the last trading day prior to such business day, appropriately adjusted to take into account any occurrence. See "--Conversion Rights" for a description of the manner in which the sales price of our common stock is determined.

      Because the market price of our common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

      Upon determination of the actual number of shares of common stock in accordance with the foregoing provisions, we will promptly issue a press release and publish such information on our website.

      Our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

       . listing the common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on NASDAQ;

       . the registration of the common stock under the Securities Act and the Exchange Act, if required; and

       . any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

      If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the LYONs of the holder entirely in cash unless such holder has properly notified us of its election to withdraw the purchase notice. See "Certain United States Federal Income Tax Consequences--U.S. Holders--Sale, Exchange, Conversion or Redemption." We may not change the form or components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of LYONs, except as described in the first sentence of this paragraph.

      In connection with any purchase offer, we will, to the extent applicable:

       . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

       .  file a Schedule TO or any other required schedule under the Exchange
          Act.

      Payment of the purchase price for a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the LYON will be made as soon as practicable following the later of the purchase date or the time of delivery of the LYON.

      If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and accrued original issue discount (or if the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, interest) on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the LYON.

      No LYONs may be purchased for cash at the option of holders if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the purchase price with respect to such LYONs.

CHANGE IN CONTROL PERMITS THE HOLDER TO REQUIRE NEUBERGER BERMAN TO PURCHASE THE HOLDER'S LYONS

      In the event of a change in control occurring on or prior to May 4, 2006, each holder has the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's LYONs. However, the principal amount at maturity submitted for purchase by a holder must be $1,000 or an integral multiple of $1,000.

      We are required to purchase the LYONs as of a date no later than 35 business days after the occurrence of such change in control at a cash price equal to the sum of the issue price and accrued original issue discount on such LYON on such date of purchase.

      If prior to such date of purchase upon a change in control the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, we are required to purchase the notes submitted for purchase at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to such date of purchase.

      Within 15 days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state, among other things:

       .  the events causing a change in control;

       .  the date of such change in control;

       .  the last date on which the purchase right may be exercised;

       .  the change in control purchase price;

       .  the change in control purchase date;

       .  the name and address of the paying agent and the conversion agent;

       . the conversion rate and any adjustments to the conversion rate resulting from such change in control;

       . that LYONs with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

       .  the procedures that holders must follow to exercise these rights.

      To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the business day prior to the change in control purchase date. The required purchase notice upon a change in control shall state:

       .  the certificate numbers of the LYONs to be delivered by the holder;

       . the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

       . that we are to purchase such LYONs pursuant to the applicable provisions of the LYONs.

      Any such change in control purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the change in control purchase date.

      The notice of withdrawal shall state:

       .  the principal amount at maturity being withdrawn;

       .  the certificate numbers of the LYONs being withdrawn; and

       . the principal amount at maturity, if any, of the LYONs that remain subject to a change in control purchase notice.

      Payment of the change in control purchase price for a LYON for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of the change in control purchase price for such LYON will be made promptly following the later of the change in control purchase date or the time of delivery of such LYON.

      If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, accrued original issue discount (or if the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, interest on such

LYON) on the LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

      Under the indenture, a "change in control" of Neuberger Berman is deemed to have occurred at such time as:

       . any person, including its affiliates and associates, other than Neuberger Berman, its subsidiaries or their employee benefit plans, files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more (or in the case of signatories to the Stockholders Agreement, 90%, aggregating all signatories for such purpose) of the aggregate voting power of our common stock (or other capital stock into which the common stock is reclassified or changed) and other capital stock entitled to vote in the election of directors, with certain exceptions; or

       . there shall be consummated any consolidation or merger of Neuberger Berman pursuant to which the common stock would be converted into cash, securities or other property, in each case other than a consolidation or merger of Neuberger Berman in which the holders of our common stock and other capital stock entitled to vote in the election of directors, immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of capital stock entitled to vote in the election of directors of the continuing or surviving corporation immediately after the consolidation or merger.

      The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a change in control.

      In connection with any purchase offer in the event of a change in control, we will:

       . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

       .  file a Schedule TO or any other required schedule under the Exchange
          Act.

      The change in control purchase feature of the LYONs may, in certain circumstances, make more difficult or discourage a takeover of Neuberger Berman. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

       .  to accumulate shares of common stock;

       . to obtain control of us by means of a merger, tender offer, solicitation or otherwise; or

       . part of a plan by management to adopt a series of anti-takeover provisions.

      Instead, the change in control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch. The terms of the change in control purchase feature resulted from negotiations between Merrill Lynch and us.

      We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the LYONs but that would increase the amount of our or our subsidiaries' outstanding indebtedness.

      No LYONs may be purchased at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

EVENTS OF DEFAULT AND ACCELERATION

      The following are events of default under the indenture:

       . default in the payment of any principal amount (including accrued original issue discount and, if the LYONs have been converted to semiannual coupon notes following a Tax Event, the restated principal amount) at maturity, redemption price, purchase price, or change in control purchase price due with respect to the LYONs;

       . default in payment of any interest which becomes payable after the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, which default continues for 30 days;

       . default in the performance or breach of any covenant of Neuberger Berman in the indenture, which default continues uncured for a period of 60 days after written notice to Neuberger Berman by the trustee or to Neuberger Berman and the trustee by the holders of at least 25% in principal amount at maturity of the outstanding LYONs;

       . default under any bond, debenture, note or other evidence of indebtedness for money borrowed by Neuberger Berman (other than non-recourse indebtedness), whether such indebtedness now exists or is created later, which default results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, and the principal amount of all indebtedness so accelerated, together with all such indebtedness due and payable but not paid prior to the end of any grace period, is $15 million or more, and such acceleration has not been rescinded or annulled within a period of 30 days after written notice to Neuberger Berman by the trustee or to Neuberger Berman and the trustee by the holders of at least 25% in principal amount at maturity of the LYONs;

       . our failure to comply with any of our other agreements in the LYONs or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount at maturity of the LYONs, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice; or

       . certain events of bankruptcy, insolvency or reorganization affecting Neuberger Berman.

      If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the original issue discount on the LYONs accrued through the date of such declaration (or if the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, the restated principal amount plus any accrued and unpaid interest from the date on which accrued original issue discount was converted to principal through the date of such declaration), and any accrued and unpaid interest through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the issue price of the LYONs plus the original issue discount accrued thereon (or such restated principal amount plus accrued and unpaid interest) through the occurrence of such event shall automatically become and be immediately due and payable.

      If a bankruptcy proceeding is commenced in respect of Neuberger Berman, the claim of the holder of a LYON is, under Title 11 of the United States Code, limited to the issue price of the LYON plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding (or if the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, the restated principal amount plus any accrued and unpaid interest from the date on which accrued original issue discount was converted to principal through the date of such commencement). In addition, the holders of the LYONs are effectively subordinated to the indebtedness and other obligations of our subsidiaries.

MERGERS AND SALES OF ASSETS

      The indenture provides that we may not consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entity to another person, unless, among other things:

       . the resulting, surviving or transferee person is a corporation or limited liability company organized and existing under the laws of the United States, any state thereof or the District of Columbia and such corporation (if other than us) assumes all our obligations under the LYONs and the indenture; and

       . we or such successor entity shall not immediately thereafter be in default under the indenture.

      Upon the assumption of our obligations by such entity in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the LYONs and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring could constitute a change in control in Neuberger Berman, permitting each holder to require us to purchase the LYONs of such holder as described above.

OPTIONAL CONVERSION TO SEMIANNUAL COUPON NOTES UPON TAX EVENT

      From and after the date of the occurrence of a Tax Event, we shall have the option to elect to have interest in lieu of future accrued original issue discount accrue at a rate of 0.75% per year on a principal amount per LYON equal to the sum of the issue price and accrued original issue discount on such LYON on the date of the Tax Event or the date on which we exercise such option, whichever is later.

      Such interest shall accrue from the date as of which we exercise our option to pay interest in lieu of accrued original issue discount, and shall be payable semiannually on the interest payment dates of May 4 and November 4 of each year to holders of record at the close of business on April 20 or October 21 immediately preceding the interest payment date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. Interest accrues from the most recent date to which interest has been paid or, if no interest has been paid, from the date we exercise our option to pay interest. In the event that we exercise our option to pay interest in lieu of accrued original issue discount, the redemption price, purchase price and change in control purchase price on the LYONs will be adjusted. However, there will be no change in the holder's conversion rights.

      A "Tax Event" means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this prospectus, as a result of:

       . any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein; or

       . any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this prospectus there is more than an insubstantial risk that accrued original issue discount payable on the LYONs either:

       .  would not be deductible on a current accrual basis; or

       .  would not be deductible under any other method,

in either case in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

      If a proposal were ever enacted and made applicable to the LYONs in a manner that would limit our ability to either

       . deduct the interest, including the accrued original issue discount, payable on the LYONs on a current accrual basis; or

       . deduct the interest, including accrued original issue discount, payable on the LYONs under any other method for United States federal income tax purposes,

such enactment would result in a Tax Event and the terms of the LYONs would be subject to modification at our option as described above.

      The modification of the terms of LYONs by us upon a Tax Event as described above could possibly alter the timing of income recognition by holders of the LYONs with respect to the semiannual payments of interest due on the LYONs after the date as of which we exercise our option to pay interest in lieu of accrued original issue discount on the LYONs.

MODIFICATION

      We and the trustee may modify or amend the indenture or the LYONs with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the LYONs then outstanding. However, the consent of the holders of each outstanding LYON would be required to:

       . alter the manner of calculation or rate of accrual of original issue discount or interest on any LYON or extend the time of payment;

       . make any LYON payable in money or securities other than that stated in the LYON;

       .  change the stated maturity of any LYON;

       . reduce the principal amount at maturity, accrued original issue discount, redemption price, purchase price or change in control purchase price with respect to any LYON; provided that a conversion of the LYONs to semiannual coupon notes following a Tax Event as described in this prospectus shall not be deemed to cause any such reduction;

       . make any change that adversely affects the rights of a holder to convert any LYON;

       . make any change that adversely affects the right to require us to purchase a LYON;

       . impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs; and

       . change the provisions in the indenture that relate to modifying or amending the indenture.

      Without the consent of any holder of LYONs, we and the trustee may enter into supplemental indentures for any of the following purposes:

       . to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the LYONs;

       . to add to our covenants for the benefit of the holders of the LYONs or to surrender any right or power conferred upon us;

       .  to secure our obligations in respect of the LYONs;

       . to make any changes or modifications to the indenture necessary in connection with the registration of the LYONs under the Securities Act and the qualifications of the LYONs under the Trust Indenture Act as contemplated by the indenture;

       . to cure any ambiguity or inconsistency in the indenture; provided, however, that such amendment does not materially adversely affect the rights of any holder of the LYONs;

       . to convert the LYONs to semiannual coupon notes following a Tax Event as described in this prospectus; or

       . to make any change that does not adversely affect the rights of any holder of the LYONs.

      The holders of a majority in principal amount at maturity of the outstanding LYONs may, on behalf of all the holders of all LYONs:

       . waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

       . waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued and unpaid interest, accrued original issue discount, redemption price, purchase price or change in control purchase price or obligation to deliver common stock upon conversion with respect to any LYON or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding LYON affected.

DISCHARGE OF THE INDENTURE

      We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding LYONs or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the LYONs have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the indenture.

CALCULATIONS IN RESPECT OF LYONS

      We are responsible for making all calculations called for under the LYONs. These calculations include, but are not limited to, determination of the market prices of our common stock. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of LYONs. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

INFORMATION CONCERNING THE TRUSTEE

      The Bank of New York is the trustee, registrar, paying agent and conversion agent under the indenture. We may maintain deposit accounts and conduct other banking transactions with the trustee in the normal course of business.

GOVERNING LAW

      The indenture and the LYONs are governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles thereof.

                         DESCRIPTION OF CAPITAL STOCK

      The following description of our capital stock does not purport to be complete and is qualified in its entirety by reference to applicable Delaware law and to the provisions of our certificate of incorporation and by-laws. Copies of the forms of certificate of incorporation and by-laws have been incorporated by reference as exhibits to our Annual Report on Form 10-K for the calendar year ended December 31, 2000 and Amendment No. 2 to our Registration Statement on Form S-3 (No. 333-62350), respectively.

      Our authorized capital stock consists of 255,000,000 shares, each with a par value of $.01 per share, of which:

       .  250,000,000 are designated as common stock; and

       .  5,000,000 are designated as preferred stock.

COMMON STOCK

      As of July 27, 2001, there were 70,660,723 shares of common stock outstanding.

Voting Rights

      Each holder of common stock is entitled to one vote per share on all matters to be voted on by stockholders. Holders of common stock are not entitled to any cumulative voting rights.

Dividend Rights

      Subject to the preferential rights of any holders of any outstanding series of preferred stock and restrictions set forth in our credit facilities and restrictions, if any, imposed by other indebtedness outstanding from time to time, the holders of common stock will be entitled to such dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by our Board of Directors from legally available funds. See "Price Range of our Common Stock and Dividends."

Other Rights

      Upon our liquidation, dissolution or winding up, the holders of shares of common stock would be entitled to share pro rata in the distribution of all of our assets remaining available for distribution after satisfaction of all of our liabilities and the payment of the liquidation preference of any outstanding preferred stock. The holders of common stock have no preemptive or other subscription rights to purchase shares of common stock, nor are they entitled to the benefits of any sinking fund provisions. No outstanding share of common stock is subject to any further call or assessment.

PREFERRED STOCK

      Our certificate of incorporation authorizes 5,000,000 shares of preferred stock, none of which are issued. Our Board of Directors has the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of preferred stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. We have no present plans to issue any of the preferred stock.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

      We believe that the ability of our Board of Directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future acquisitions and in meeting other corporate needs that might arise. Our Board of Directors, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. Although our Board of Directors has no current intention of doing so, it could issue one or more series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of Neuberger Berman and its stockholders. Our Board of Directors, in so acting, could issue preferred stock having terms that could discourage a potential acquiror from making, without first negotiating with our Board of Directors, an acquisition attempt through which such acquiror may be able to change the composition of our Board of Directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price.

ANTI-TAKEOVER PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS

      Some provisions of our certificate of incorporation and by-laws, applicable law and the Stockholders Agreement could make the acquisition of Neuberger Berman by means of a tender offer, a proxy contest or otherwise more difficult. As described above, our certificate of incorporation authorizes our Board of Directors to designate and issue preferred stock. Other provisions in the certificate of incorporation and in our by-laws impose procedural and other requirements that may be deemed to have anti-takeover effects. These provisions include the inability of our stockholders to take any action without a meeting or to call special meetings of stockholders, certain advance notice procedures for nominating candidates for election as directors and for submitting proposals for consideration at stockholders' meetings, and limitations on the ability to remove directors. Further, our stockholders can amend our by-laws and certain provisions of our certificate of incorporation only with a two-thirds majority vote. Additionally, the Stockholders Agreement requires all former Neuberger Berman principals, who are employed by us, and their family affiliates to vote their shares in accordance with a preliminary vote conducted solely among these stockholders.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

      We are subject to section 203 of the Delaware General Corporation Law, which prohibits a public Delaware corporation from engaging in a "business combination" with a stockholder that is an "interested stockholder" for a period of three years after the date of the transaction in which the stockholder became an interested stockholder unless:

       . prior to such date, our Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

       . upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock, as defined in section 203; or

       . subsequent to the date on which the stockholder became an interested stockholder, the business combination is approved by both our Board of Directors and by holders of at least 66/2//\\3\\% of our outstanding voting stock, excluding shares owned by the interested stockholder.

      For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder". An "interested stockholder" is a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation's voting stock.

STOCKHOLDERS AGREEMENT

      On October 7, 1999, the principals of Neuberger Berman, LLC and the shareholders of Neuberger Berman Management Inc. exchanged their ownership interests for 64.1 million shares of our common stock (the "Exchange"). On October 13, 1999, we completed an initial public offering of our common stock (the "IPO"). In that offering, we sold 4.5 million shares of common stock and received net proceeds after expenses of approximately $88 million. In addition, certain of our stockholders who received our common stock in the Exchange sold 6,329,545 shares of that stock in the IPO.

      The individuals who were principals of Neuberger Berman, LLC, their family affiliates and Neuberger Berman have entered into a Stockholders Agreement that governs transfers and voting of the shares of common stock received by the principals and family affiliates in the Exchange. We refer to these shares of common stock as the "Founder Shares".

Transfer Restrictions

      The Stockholders Agreement prohibits any transfers of Founder Shares by the individuals who were principals or their family affiliates prior to January 1, 2002 except in limited circumstances noted below. Thereafter, they may transfer their Founder Shares only as follows:

       (a)(1) In each calendar year beginning on January 1, 2002, they may transfer in the aggregate up to 10% of the aggregate number of Founder Shares initially received by them in the Exchange (plus, in 2002, a number of Founder Shares equal to the amount, if any, by which 15% of the aggregate number of Founder Shares initially received by them in the Exchange exceeds the aggregate number of Founder Shares sold by them in our IPO).

          (2) Founder Shares eligible to be transferred in any calendar year but not transferred may be transferred at any time thereafter without restriction.

          (3) Notwithstanding (1) and (2) above, during the three years following the date on which a former principal's employment with Neuberger Berman terminates (the "Employment Termination Date"), that former principal and his or her family affiliates may not transfer any Founder Shares other than their Founder Shares that were eligible to be transferred but were not transferred before the Employment Termination Date.

       (b)Notwithstanding paragraph (a) above, each former principal and his or her family affiliates must at all times continue to hold at least 30% of the aggregate number of Founder Shares initially received by them in the Exchange until the third anniversary of the former principal's Employment Termination Date.

      Notwithstanding paragraphs (a) and (b) above, if a former principal's Employment Termination Date occurs prior to January 1, 2003 for any reason other than death, disability or termination by the firm without cause, that principal and his or her family affiliates may not transfer any Founder Shares prior to January 1, 2007. On and after January 1, 2007, that former principal and his or her family affiliates may in any calendar year transfer in the aggregate a maximum of 20% of the aggregate amount of Founder Shares held by them on the principal's Employment Termination Date. The number of Founder Shares eligible for transfer in any one calendar year but not transferred may be added to the number otherwise eligible to be transferred in any future year.

      Notwithstanding the foregoing, if a former principal's employment with the firm terminates due to disability or death, the principal (or his or her estate) and his or her family affiliates may transfer their Founder Shares without restriction.

      In addition, our Board of Directors (or a body designated by the Board of Directors) has the authority to make exceptions to any or all of the transfer restrictions contained in the Stockholders Agreement and may permit or cause other persons to become party to the agreement.

      Our Board of Directors waived certain transfer restrictions under the Stockholders Agreement in order to permit the former principals of Neuberger Berman and their affiliates to sell 4,393,315 shares of common stock in the secondary offering completed on July 5, 2001 and 2,400,900 shares of common stock in the repurchase we completed on July 6, 2001. Amounts sold by a participating former principal in the secondary offering or the repurchase reduced the number of Founder Shares that such participating former principal would otherwise be able to sell under the Stockholders Agreement beginning on January 1, 2002. After giving effect to the secondary offering and the repurchase and without giving effect to any further waivers to permit additional transfers before January 1, 2002, the former principals will be able to sell an aggregate of 1,664,667 shares of common stock under the Stockholders Agreement beginning on January 1, 2002. However, we currently anticipate that we will permit our former principals to make charitable contributions in December 2001 of Founder Shares that would otherwise not be eligible for transfer under the Stockholders Agreement until January 1, 2002.

Voting

      Prior to any vote of our stockholders, the Stockholders Agreement provides for a separate, preliminary vote of the former principals, who are employed by us, and their family affiliates (and any additional stockholders who have agreed to vote their shares of common stock in accordance with the Stockholders Agreement) on each matter upon which a vote of the stockholders is proposed to be taken. In this preliminary vote, the participating stockholders may vote all of the shares currently owned by them in such manner as each may determine in his, her or its sole discretion. Each must then vote all of their Founder Shares in accordance with the vote of the majority of the shares of common stock present (in person or by proxy) and voting in such preliminary vote. Each such former principal and family affiliate has granted the Secretary of Neuberger Berman (or other officer designated by the Secretary) an irrevocable proxy to vote his, her or its Founder Shares in order to give effect to the voting provisions. Former principals and their family affiliates are no longer required to vote in accordance with a preliminary vote under the Stockholders Agreement after the former principals' Employment Termination Date.

Call Right

      The Stockholders Agreement provides that we may repurchase the Founder Shares of a former principal and his or her family affiliates if the principal engages in "Harmful Activity" at any time during his or her employment or during the first three years after leaving. "Harmful Activity" includes:

       . soliciting or accepting business from any financial intermediary (or any employee of a financial intermediary) with which the principal had business contact during the year prior to his or her departure (or, in the case of an action taken during employment, during the prior year);

       . employing or soliciting for employment employees or consultants of the firm;

       . using (other than in seeking new employment) the investment performance record of any mutual fund or client account with which the principal was associated during his or her employment;

       .  using or disclosing confidential information of the firm; and

       .  publicly disparaging the firm or its former principals.

      If our Board of Directors (or a body designated by the Board of Directors) determines in good faith that a former principal has engaged in Harmful Activity, we may purchase from that principal the excess of the number of Founder Shares received by the former principal and his or her family affiliates in the Exchange over the number of Founder Shares that the principal and his or her family affiliates could have transferred prior to the date on which the principal initially engaged in Harmful Activity. If a former principal does not hold sufficient Founder Shares, we may purchase Founder Shares from his or her family affiliates pro rata in accordance with their then current holdings. The purchase price of any Founder Shares the Company purchases in this manner will be $1.33 per share.

Transfer Administration and Distributions

      The certificates representing the Founder Shares beneficially owned by each former principal and family affiliate are registered in the name of the firm or its nominee and held in the firm's custody at its principal office. During any period in which we are in dispute with any former principal regarding his or her obligations under the Stockholders Agreement or certain other agreements, we will not release for transfer any Founder Shares of that principal or his or her family affiliates or distribute to them any dividends or distributions received in respect of their Founder Shares.

Amendments and Term

      The Stockholders Agreement may be amended by our Board of Directors (or a body designated by the Board of Directors), provided that any amendment that materially adversely affects the former principals or family affiliates (or any group of former principals or family affiliates) (other than any amendment to cure any ambiguity in the agreement) must be approved by the former principals and family affiliates holding a majority of the Founder Shares then subject to the agreement. The agreement will terminate on the earlier to occur of (i) the first date on which there are no former principals or family affiliates who remain bound by its terms and (ii) the date on which we agree with former principals and family affiliates who are then bound by its terms to terminate the agreement.

LISTING

      The common stock is listed on the New York Stock Exchange under the symbol NEU.

TRANSFER AGENT AND REGISTRAR

      American Stock Transfer & Trust Company is the transfer agent and registrar for the shares of common stock.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

GENERAL

      This is a summary of certain United States federal income tax consequences relevant to holders of LYONs and our common stock issuable upon conversion or repurchase by us of the LYONs. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. THE DISCUSSION BELOW DEALS ONLY WITH LYONS AND COMMON STOCK THAT ARE HELD AS CAPITAL ASSETS AND DOES NOT PURPORT TO DEAL WITH PERSONS IN SPECIAL TAX SITUATIONS, SUCH AS BANKS, INSURANCE COMPANIES, DEALERS IN SECURITIES OR CURRENCIES, TAX-EXEMPT ENTITIES, PERSONS HOLDING LYONS OR COMMON STOCK IN A TAX DEFERRED OR TAX-ADVANTAGED ACCOUNT, PERSONS WHO ARE FORMER CITIZENS OR LONG-TERM RESIDENTS OF THE UNITED STATES SUBJECT TO TAXATION AS EXPATRIATES OR PERSONS HOLDING LYONS OR COMMON STOCK AS A POSITION IN A "STRADDLE'' OR AS PART OF A "HEDGING," "CONSTRUCTIVE SALE" OR "CONVERSION" TRANSACTION FOR TAX PURPOSES. Furthermore, in general, this discussion does not address the tax consequences applicable to holders that are taxed as partnerships or other pass-through entities for United States federal income tax purposes.

We do not address all of the tax consequences that may be relevant to a holder of LYONs or common stock. In particular, we do not address:

       . the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of LYONs or common stock;

       . the United States federal estate (except where indicated), gift or alternative minimum tax consequences of the purchase, ownership or disposition of LYONs or common stock;

       . any state, local or foreign tax consequences of the purchase, ownership or disposition of LYONs or acquisition, ownership or disposition of the common stock issuable upon conversion or repurchase of the LYONs; or

       . the consequences to persons who hold the LYONs or common stock whose functional currency is not the United States dollar.

For purposes of this section, a U.S. Holder is a beneficial owner of the LYONs or, where applicable, common stock who or which is:

       .  a citizen or individual resident of the United States, as defined in
          Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

       . a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

       . an estate if its income is subject to United States federal income taxation regardless of its source; or

       . a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

      Notwithstanding the preceding sentence, certain trusts in existence on August 20,1996, and treated as a U.S. Holder prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a holder of LYONs other than a U.S. Holder.

      No statutory, administrative or judicial authority directly addresses the treatment of the LYONs or instruments similar to the LYONs for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

      WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE LYONS AND THE COMMON STOCK IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

CLASSIFICATION OF THE LYONS

      It is the opinion of counsel to Neuberger Berman, Willkie Farr & Gallagher, that the LYONs will be treated as indebtedness for United States federal income tax purposes.

TAX EVENT

      The modification of the terms of the LYONs by us upon a Tax Event as described in "Description of LYONs--Optional Conversion to Semiannual Coupon Notes Upon Tax Event," could possibly alter the timing of income recognition by the holders of LYONS with respect to the semiannual payments of interest due after the option exercise date.

U.S. HOLDERS

      The following discussion applies to you if you are a U.S. Holder of LYONs for tax purposes.

      Original Issue Discount. We issued the LYONs at a substantial discount from their principal amount at maturity. For United States federal income tax purposes, the difference between the issue price and the stated principal amount at maturity of each LYON constitutes original issue discount ("OID"). You will be required to include OID in your gross income periodically over the term of the LYONs before receipt of the cash or other payment attributable to such income.

      The OID you must include in gross income as it accrues is the sum of the daily portions of OID with respect to the LYON for each day during the taxable year or portion of a taxable year on which you hold the LYON. The daily portion is determined by allocating to each day of an accrual period a pro rata portion of an amount equal to the adjusted issue price of the LYON at the beginning of the accrual period multiplied by the yield to maturity of the LYON. The accrual period of a LYON may be of any length you choose and may vary in length over the term of the LYON, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period.

      The issue price of a LYON for OID purposes is the first price at which a substantial amount of LYONs are sold to investors (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers), which price is expected to be the issue price shown on the cover of this Prospectus. The adjusted issue price of the LYON at the start of any accrual period is the issue price of the LYON increased by the accrued original issue discount for each prior accrual period.

      Under these rules, you will be required to include in gross income increasingly greater amounts of OID in each successive accrual period. Any amount included in income as OID will increase your basis in the LYON.

      Acquisition Premium. Your acquisition of a LYON subsequent to its original issue at an "acquisition premium" will reduce the amount of OID otherwise includible in gross income to reflect the acquisition premium. A LYON is purchased at an acquisition premium if, immediately after its purchase, its adjusted basis is greater than its adjusted issue price (as described above). If you purchase a LYON at an acquisition premium, you may reduce the amount of OID otherwise includible in income during an accrual period by a fraction. The numerator of this fraction is the excess of the adjusted basis of the LYON to you immediately after your acquisition over the adjusted issue price of the LYON. The denominator of the fraction is the excess of the principal amount at maturity of the LYON over the LYON's adjusted issue price. As an alterative to reducing the amount of OID otherwise includible in income by this fraction, you may elect to compute OID accruals by treating the purchase as if it were a purchase at original issuance and compute OID accruals by applying the constant yield method described above. Any such election applies to all debt instruments acquired by you on or after the first day of the first taxable year to which such election applies and is irrevocable without the consent of the IRS.

      Sale, Exchange, Conversion or Redemption. If you elect to exercise your option to tender a LYON to us on a purchase date or a change in control purchase date or we exercise our right to redeem your LYON and we deliver solely cash in satisfaction of the purchase price, you will recognize gain or loss, measured by the difference between the amount of cash transferred by us to you and your basis in the tendered LYON. Gain or loss recognized by the holder will generally be capital gain or loss, and will be long-term capital gain or loss if the tendered LYON is held for more than one year.

      If you elect to exercise your option to tender a LYON to us on a purchase date and we deliver a combination of common stock and cash (and such cash is not merely received in lieu of a fractional share) in satisfaction of the purchase price you will recognize gain (but not loss) to the extent such gain does not exceed such cash. Such gain will generally be a capital gain, and will be a long-term capital gain if the tendered LYON is held for more than one year.

      If you convert a LYON into common stock, or if you elect to exercise your option to tender a LYON to us on a purchase date and we deliver solely common stock (other than cash in lieu of a fractional share), you will not recognize gain or loss, except with respect to cash received in lieu of a fractional share. Cash received in lieu of a fractional share upon a tender of a LYON to us on a purchase date or on conversion should be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and your basis in the fractional share.

      Your basis in common stock received from us in exchange for a LYON (whether on conversion or upon your exercise of your option to tender a LYON to us on a purchase date, the purchase price of which we elect to satisfy in whole or in part with common stock) will be the same as your basis in the LYON at the time of conversion less any basis allocable to a fractional share. However, this basis will be decreased by the amount of cash, other than cash received in lieu of a fractional share, if any, received in exchange and increased by the amount of any gain recognized by you on the exchange, other than gain with respect to a fractional share. The holding period for common stock received in the exchange will include the holding period for the LYON tendered to us, except that the holding period for common stock attributable to accrued OID may commence on the day following the date of conversion or repurchase.

      Except as described above with respect to LYONs, gain or loss upon a sale or exchange of a LYON or of common stock received upon a conversion or a repurchase of a LYON will generally be capital gain or loss, which will be long-term if the LYON or common stock is held for more than one year.

      In the case of individuals, long-term capital gains are generally taxed at a maximum rate of 20% (or 18% in the case of LYONs or common stock held for more than five years). The deductibility of capital losses is subject to limitation.

      Market Discount. If you acquire a LYON other than in connection with its original issue and you have a tax basis in the LYON that is less than its adjusted issue price, as described above, the amount of such difference is treated as "market discount" for federal income tax purposes, unless such difference is less than 1/4 of one percent of the principal amount at maturity multiplied by the number of complete years to maturity from the date of your acquisition. Under the market discount rules, you are required to treat any gain on the sale, exchange, retirement or other disposition of a LYON as ordinary income to the extent of the accrued market discount that has not previously been included in income. If you dispose of a LYON which has accrued market discount in a nonrecognition transaction in which you receive property the basis of which is determined in whole or in part by reference to the basis of the LYON, the accrued market discount is generally not includible in income at the time of such transaction. Instead, the accrued market discount attaches to the property received in the nonrecognition transaction and is recognized as ordinary income upon the disposition of such property. Such nonrecognition transaction should include the conversion of a LYON for our shares of common stock and our purchase of a LYON you have tendered with our common stock. In general, the amount of market discount that has accrued is determined on a ratable basis, by allocating an equal amount of market discount to each day of every accrual period. You may, however, elect to determine the amount of accrued market discount allocable to any accrual period under the constant yield method.

      Unless you elect to accrue market discount in income as it accrues, you may not be allowed to deduct on a current basis a portion of the interest expense on any indebtedness incurred or continued to purchase or carry LYONs with market discount. Any such election applies to all debt instruments acquired by you on or after the first day of the first taxable year to which such election applies and is irrevocable without the consent of the IRS. If you make such an election, your tax basis in the LYONs will be increased by the amount of market discount included in income.

      Dividends. If you receive common stock, distributions on the common stock that are paid out of our current or accumulated earnings and profits generally will constitute dividends taxable as ordinary income. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of your investment, up to your basis in the common stock. Any remaining excess will be treated as capital gain. If you are a U.S. corporation, you may be able to claim a deduction equal to a portion of any dividends received.

      Constructive Dividend. If at any time we make a distribution of cash or property to our shareholders that would be taxable to the shareholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the LYONs although they would not actually receive any cash or other property.

      For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the conversion rate at our discretion is likely to result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for shares of common stock should not. See "Description of LYONS -- Conversion Rights."

      Backup Withholding and Information Reporting. Information reporting will apply to payments of interest (including accruals of OID) or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the LYONs or shares of common stock with respect to certain non-corporate U.S. Holders, and backup withholding (currently at a rate of 31%) may apply unless the recipient of such payment supplies a correct taxpayer identification number, and other required information or otherwise establishes an exemption from backup withholding. Backup withholding will also apply if we are notified by the IRS or a broker that it is required. Although the backup withholding rate is currently set at 31%, effective August 7, 2001, that rate will be reduced to 30.5% and thereafter will be gradually reduced to 28% by year 2006. Any amount withheld under the backup withholding rules will be allowable as a credit against your United States federal income tax, provided that the required information is provided to the IRS.

NON-U.S. HOLDERS

      The following discussion applies to you if you are a Non-U.S. Holder.

      Original Issue Discount and Disposition. In general and subject to the discussion below under "--Backup Withholding and Information Reporting," you will not be subject to United States federal income or withholding tax with respect to OID accrued on LYONs or gain upon the disposition of LYONs or shares of common stock if:

       . you do not actually or constructively own 10% or more of the total combined voting power of all classes of our shares;

       .  you are not a controlled foreign corporation that is related to us;

       . you are not a bank receiving interest described in Section 881(c)(3)(A)of the Code;

       . you certify your nonresident status by providing a Form W-8BEN or appropriate substitute form to us or our agent (provided that if you hold the note through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent and your agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries);

       . you are not an individual who is present in the United States for 183 days or more in the year of the sale, exchange or disposition of the LYONs or common stock; and

       . gain, if any, from a sale, exchange or disposition of the LYONs or common stock is not effectively connected (or deemed effectively connected by virtue of Section 897 of the Code) with the conduct by you of a U.S. trade or business.

      Dividends paid to you on common stock received in exchange for the LYONs will generally be subject to a withholding tax at a 30 percent rate (or such lower rate provided by an applicable income tax treaty if you establish that you qualify to receive the benefits of such treaty) unless they are effectively connected with the conduct by you of a U.S. trade or business and you provide us with a Form W-8ECI. U.S. trade or business income will generally be subject to regular United States federal income tax in the same manner as if it were realized by a U.S. Holder. Moreover, if you are a non-U.S. corporation your U.S. trade or business income may be subject to an additional branch profits tax at a rate of 30% (or such lower rate provided by an applicable income tax treaty if you establish that you qualify for the benefits of such treaty).

      United States Federal Estate Tax. A LYON held by a nonresident alien individual at the time of death will not be includable in the decedent's taxable estate for United States federal estate tax purposes, provided that such holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to such LYON (including OID) would not have been effectively connected with the conduct by such holder of a trade or business within the United States. If you are an individual, your common stock will be subject to United States estate tax when you die unless you are entitled to the benefits of an estate tax treaty.

      Backup Withholding and Information Reporting. If the LYONs, or shares of common stock into which LYONs have been converted, are held by you through a non-U.S., or non-U.S. related, broker or financial institution, information reporting and backup withholding generally would not be required. Information reporting, and possibly backup withholding, may apply if the LYONs or shares of common stock are held by you through a U.S., or U.S. related, broker or financial institution and you fail to certify your nonresident status.

                            SELLING SECURITYHOLDERS

      The LYONs were originally issued by us and sold by Merrill Lynch, Pierce, Fenner & Smith Incorporated in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by Merrill Lynch to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The selling securityholders (which term includes their transferees, pledgees, donees, assignees or successors) may from time to time offer and sell pursuant to this prospectus any and all of the LYONs and the shares of common stock issuable upon conversion, and/or repurchase by us, of the LYONs.

      Set forth below are the names of each selling securityholder, the principal amount of LYONs that may be offered by such selling securityholder pursuant to this prospectus and the number of shares of common stock into which such LYONs are convertible. Unless set forth below, none of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

      We have prepared the table below based on information given to us by the selling securityholders on or prior to August 17, 2001. However, any or all of the LYONs or common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amount of LYONs or common stock that will be held by the selling securityholders upon consummation of any such sales. In addition, the selling securityholders identified in the table below may have acquired, sold, transferred, or otherwise disposed of all or a portion of their LYONs since the date on which the information regarding their LYONs was provided, in transactions exempt from the registration requirements of the Securities Act.

      Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements. From time to time, additional information concerning ownership of the LYONs and common stock may rest with certain holders thereof not named in the table below and of whom we are unaware.

                                                   AGGREGATE PRINCIPAL
                                                     AMOUNT OF LYONS   PERCENTAGE OF NUMBER OF SHARES OF  PERCENTAGE OF
                                                    AT MATURITY THAT       LYONS      COMMON STOCK THAT   COMMON STOCK
NAME                                                   MAY BE SOLD      OUTSTANDING    MAY BE SOLD (1)   OUTSTANDING (2)
----                                               ------------------- ------------- ------------------- ---------------
AAM/Zazove Institutional Income Fund L.P..........    $  1,000,000             *             13,888              *
AIG Sound Shore Opportunity Holding Fund Ltd......       8,240,000          4.71%           114,436              *
AIG Sound Shore Strategic Holding Fund Ltd........       5,260,000          3.01%            73,050              *
Ameritas Life Insurance Company...................         500,000             *              6,943              *
Argent Classic Convertible Arbitrage Fund
 (Bermuda) Ltd....................................       5,000,000          2.86%            69,439              *
Argent Convertible Arbitrage Fund Ltd.............       5,000,000          2.86%            69,439              *
Aristeia International, Limited...................       7,920,000          4.53%           109,992              *
Aristeia Partners, L.P............................       3,080,000          1.76%            42,774              *
Bank of America Securities LLC....................       1,500,000             *             20,831              *
CALAMOS(R) Convertible Growth and Income Fund--
 CALAMOS(R) Investment Trust......................       3,000,000          1.71%            41,664              *
Deutsche Banc Alex. Brown Inc.....................      21,250,000         12.14%           295,117              *
Global Bermuda Limited Partnership................       2,500,000          1.43%            34,719              *
Gulf Investment Corporation.......................         450,000             *              6,249              *
Highbridge International LLC......................       3,250,000          1.86%            45,135              *
Jackson County Employees' Retirement System.......         175,000             *              2,430              *
KBC Financial Products USA, Inc...................       5,500,000          3.14%            76,383              *
Lakeshore International, Ltd......................       7,500,000          4.29%           104,159              *
McMahan Securities Co. L.P........................       3,500,000          2.00%            48,607              *
Michigan Mutual Life Insurance Company............         350,000             *              4,861              *
Morgan Stanley & Co...............................       5,000,000          2.86%            69,439              *
Nomura Securities International, Inc..............      14,000,000          8.00%           194,430(3)           *
Nomura Securities International, Inc..............       7,500,000          4.29%           104,160(4)           *
Paloma Securities LLC.............................       7,500,000          4.29%           104,160(5)           *
Quattro Fund, Ltd.................................       1,000,000             *             13,888              *
R/2/ Investments, LDC.............................       6,500,000          3.71%            90,271              *
San Diego County Employees Retirement Association.       2,700,000          1.54%            37,497              *
State of Florida, Office of the Treasurer.........       2,500,000          1.43%            34,720              *
TD Securities (USA) Inc...........................      17,500,000         10.00%           243,038              *
Tokai Asia Limited................................       5,000,000          2.86%            69,439              *
Triborough Partners QP LLC........................       1,000,000             *             13,887              *
Zazove Convertible Securities Fund Inc............         200,000             *              2,778              *
Zurich Institutional Benchmark Master Fund Ltd....       1,300,000             *             18,054              *
All other holders of LYONs or future transferees,
 pledgees, donees, assignees or successors of any
 such holders(6)(7)...............................      18,325,000         10.47%           254,496              *
  Total...........................................     175,000,000        100.00%         2,430,373           3.44%

                                                   (footnotes on following page)

--------
*  Less than 1%.
(1)Calculated assuming only the conversion of all of the holder's LYONs at a conversion rate of 13.8879 shares of common stock per $1,000 principal amount at maturity of the LYONs (giving effect to the three-for-two stock split paid in shares of our common stock on August 16, 2001 to stockholders of record on August 1, 2001). This conversion rate is subject to adjustment, however, as described under "Description of the LYONs--Conversion Rights." As a result, the number of shares of common stock issuable upon conversion of the LYONs may increase or decrease in the future. The number in this column does not include common stock that may be issued by us upon purchase of LYONs by us at the option of the holder nor does it include any other shares of common stock otherwise held by each such holder.
(2)Calculated based on 70,660,723 shares of common stock outstanding as of July 27, 2001. In calculating this amount, we treated as outstanding that number of shares of common stock issuable upon conversion of all of a particular holder's LYONs. However, we did not assume the conversion of any other holder's LYONs.
(3)Does not include 5,317 shares of common stock beneficially owned by Nomura Securities International, Inc. that are in addition to the shares issuable upon conversion of the LYONs.
(4)Does not include 5,317 shares of common stock beneficially owned by Nomura Securities International, Inc. that are in addition to the shares issuable upon conversion of the LYONs.
(5)Does not include 7,500 shares of common stock beneficially owned by Paloma Securities LLC that are in addition to shares issuable upon conversion of the LYONs.
(6)Information about other selling securityholders will be set forth in prospectus supplements, if required.
(7)Assumes that any other holders of LYONs, or any future transferees, pledgees, donees, assignees or successors of or from any such other holders of LYONs, do not beneficially own any common stock other than the common stock issuable upon conversion of the LYONs at the initial conversion rate.

                             PLAN OF DISTRIBUTION

      The LYONs and the common stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the LYONs and the common stock covered by this prospectus.

      We will not receive any of the proceeds from the offering of LYONs or the common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the LYONS and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the LYONs or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the LYONs and the common stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the LYONs or common stock offering by them hereby will be the purchase price of such LYONs or common stock less discounts and commissions, if any.

      The LYONs and common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

      In connection with sales of the LYONs and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the LYONs and the underlying common stock in the course of hedging their positions.

      The selling securityholders may also sell the LYONs and underlying common stock short and deliver LYONs and the underlying common stock to close out short positions, or loan or pledge LYONs and the underlying common stock to broker-dealers that in turn may sell the LYONs and the underlying common stock.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the LYONs and the underlying common stock by the selling securityholders. Selling securityholders may elect to not sell any or all of the LYONs and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the LYONs and the underlying common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

      Our outstanding common stock is listed for trading on the New York Stock Exchange.

      The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the LYONs or the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commission received by such broker-dealers, agents or underwriters and any profit on the resale of the LYONs or the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      The LYONs were issued and sold on May 4, 2001 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by Merrill Lynch to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). We have agreed to indemnify Merrill Lynch and each selling securityholder, and each selling securityholder had agreed to indemnify us, Merrill Lynch and each other selling shareholder against certain liabilities arising under the Securities Act.

      The selling securityholders and any other persons participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of the LYONs and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the LYONs and the underlying common stock to engage in market-making activities with respect to the particular LYONs and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the LYONs and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the LYONs and the underlying common stock.

      We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earlier of (i) the sale pursuant to the registration statement of all the securities registered thereunder and (ii) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions in which case we may prohibit offers and sales of LYONs and common stock pursuant to the registration statement to which this prospectus relates.

                                 LEGAL MATTERS

      The validity of the securities will be passed upon for us by Willkie Farr & Gallagher, New York, New York. Mr. Jack H. Nusbaum is chairman of the law firm of Willkie Farr & Gallagher, and a Director of Neuberger Berman. As of July 27, 2001, Mr. Nusbaum beneficially owned 19,879 shares of the common stock of Neuberger Berman.

                                    EXPERTS

      The audited consolidated statements of financial condition of Neuberger Berman as of December 31, 2000 and 1999, and the related audited consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000, included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report included in the Annual Report on Form 10-K for the year ended December 31, 2000, and incorporated by reference in this prospectus, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.